[redacted]

09040084

ES
E COMMISSION
WASHINGTON, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-14108 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM / DD / YY) AND ENDING 12/31/08 (MM / DD / YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guardian Investor Services LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

7 Hanover Square
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Walter (212) 598-1398
(Area Code -- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY 10017 (Zip Code)

SEC Mail Processing
Section
FEB 27 2009
Washington, DC
111

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John H. Walter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guardian Investor Services LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. Vice President & Controller
Title

Notary Public 2/19/09

JOSEPH J. SAPIENZA JR.
Notary Public, State of New York
No. 43-4827215
Qualified in Richmond County
Commission Expires Nov. 30, 2009

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on Internal Control.
- [X] (p) Statement of Cash Flows.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Guardian Investor Services LLC and Subsidiaries

## (A wholly owned subsidiary of Guardian Life Insurance Company of America)

## Consolidated Balance Sheet

## December 31, 2008

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 35,255,454 |
| Cash segregated under federal regulations | | 10,000 |
| Investments, at fair value | | 12,836,175 |
| Total invested assets | | 48,101,629 |
| Accounts receivable | | 12,655,645 |
| Receivable from Guardian Life Insurance Company of America and its affiliates | | 2,870,292 |
| Prepaid expenses and other assets | | 4,140,138 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization | | 1,676,984 |
| Goodwill | | 338,261,072 |
| Other intangible assets, net of accumulated amortization | | 220,312,704 |
| Total assets | $ | 628,018,464 |
| **Liabilities and Member's Equity** | | |
| Due to Guardian Life Insurance Company of America and its affiliates | $ | 3,861,979 |
| Commissions payable | | 4,573,144 |
| Accounts payable and accrued expenses | | 14,369,500 |
| Deferred income tax liability | | 15,395,935 |
| Minority interest in consolidated subsidiary | | 198,226,578 |
| Total liabilities | | 236,427,136 |
| Member's equity | | 372,511,789 |
| Undistributed income | | 19,079,539 |
| Total member's equity | | 391,591,328 |
| Total liabilities and member's equity | $ | 628,018,464 |

See notes to consolidated financial statements.